                                            As Filed Pursuant to Rule 424(b)(5)
                                            Registration No. 333-43890;
                                                             333-61624

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JANUARY 18, 2001)
                                  $900,000,000

                        [PHELPS DODGE CORPORATION LOGO]
                   $625,000,000 8 3/4% SENIOR NOTES DUE 2011
                   $275,000,000 9 1/2% SENIOR NOTES DUE 2031
                               ------------------
     The notes due 2011 will bear interest at the rate of 8 3/4% per year and will mature on June 1, 2011. The notes due 2031 will bear interest at the rate of 9 1/2% per year and will mature on June 1, 2031. Interest on the notes is payable on June 1 and December 1 of each year, beginning on December 1, 2001. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of the Notes -- Optional Redemption."

     The notes will be senior obligations of Phelps Dodge Corporation and will rank equally with all its other unsecured senior indebtedness.

                               ------------------

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                              PER 8 3/4%                             PER 9 1/2%
                                         SENIOR NOTE DUE 2011      TOTAL        SENIOR NOTE DUE 2031      TOTAL
                                         --------------------   ------------    --------------------   ------------
Public Offering Price                           99.829%         $623,931,250           99.753%         $274,320,750
Underwriting Discount                            0.650%         $  4,062,500            0.875%         $  2,406,250
Proceeds to Phelps Dodge (before
  expenses)                                     99.179%         $619,868,750           98.878%         $271,914,500

     Interest on the notes will accrue from May 30, 2001 to date of delivery.

                               ------------------

     The underwriters expect to deliver the notes to purchasers on or about May 30, 2001.

                               ------------------

                           Sole Book-Running Manager
                              SALOMON SMITH BARNEY
                               ------------------
TOKYO-MITSUBISHI INTERNATIONAL PLC
                    BANC OF AMERICA SECURITIES LLC
                                     MIZUHO INTERNATIONAL PLC
                                                   FIRST UNION SECURITIES, INC.
May 24, 2001

     YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT

Forward-Looking Statements..................................   S-3
Risk Factors................................................   S-4
Phelps Dodge Corporation....................................   S-8
Recent Developments.........................................  S-10
Use of Proceeds.............................................  S-10
Capitalization..............................................  S-11
Ratio of Earnings to Fixed Charges..........................  S-12
Selected Financial Information..............................  S-13
Recent Financial Results....................................  S-16
Description of the Notes....................................  S-18
Underwriting................................................  S-22
Legal Matters...............................................  S-23
PROSPECTUS

Cautionary Note.............................................     2
Phelps Dodge Corporation....................................     3
The Trusts..................................................     4
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges..........................     5
Accounting Treatment........................................     5
Description of the Common Shares............................     6
Description of the Preferred Shares.........................     8
Description of Share Purchase Contracts and Share Purchase
  Units.....................................................    11
Description of Warrants.....................................    12
Description of the Debt Securities..........................    15
Description of the Preferred Securities.....................    25
Description of the Preferred Securities Guarantees..........    34
Plan of Distribution........................................    37
Experts.....................................................    37
Validity of the Securities..................................    37
Where You Can Find More Information.........................    38
Incorporation by Reference..................................    38

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the information incorporated by reference in them include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements. You should be aware that these statements reflect our expectations and are not guarantees of performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Management's Discussion and Analysis" in our Quarterly Report on Form 10-Q for the three months ended March 31, 2001 and our Annual Report on Form 10-K for the year ended December 31, 2000, and in this prospectus supplement under the heading "Risk Factors", which could cause actual results to differ materially from historical or anticipated results. Forward-looking statements include, among other things, discussions concerning our potential exposure to market risks, as well as statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. In some cases, you can identify forward-looking statements by words such as "believe," "estimate," "intend," "anticipate," "expect," "should," "plan," "predict," "potential," "may," "will" or similar expressions.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus (including risks and uncertainties identified in "Management's Discussion and Analysis" in our Quarterly Report on Form 10-Q for the three months ended March 31, 2001 and our Annual Report on Form 10-K for the year ended December 31, 2000), the following factors should be carefully considered prior to deciding whether to purchase the notes.

THE NOTES WILL BE SUBORDINATED TO ALL SECURED INDEBTEDNESS OF PHELPS DODGE CORPORATION AND ALL LIABILITIES OF ITS SUBSIDIARIES.

     The notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. The notes will also be structurally subordinated to all existing and future liabilities of our subsidiaries. At March 31, 2001, outstanding debt of our subsidiaries (excluding inter-company debt) equaled approximately $1.67 billion.

OUR INDEBTEDNESS COULD AFFECT OUR OPERATIONS.

     At March 31, 2001, we had outstanding debt of approximately $2.85 billion, constituting approximately 48% of our total capitalization. This level of indebtedness could reduce our flexibility in responding to changing business and economic conditions, and limit our ability to pursue other business opportunities and borrow money for operations or capital.

NO MARKET FOR THE NOTES CURRENTLY EXISTS. AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

     The notes are a new issue of securities for which no market currently exists. If the notes are traded after their initial issuance, they may trade at a discount from the public offering price, depending on prevailing interest rates, the market for similar securities and other factors. A holder of notes may not be able to sell them in the future, and any sale of notes may be at a price equal to or less than the public offering price of the notes. An active market may not develop or be maintained for the notes. We do not intend to apply for listing of the notes on any securities exchange or to seek their admission for trading on any inter-dealer quotation system. The underwriters currently intend to make a market in the notes, subject to applicable law and regulations. However, the underwriters are not obligated to do so and may discontinue such market making at any time without notice.

COPPER AND MOLYBDENUM PRICE VOLATILITY MAY REDUCE OUR INCOME.

     Copper is an internationally traded commodity. Its prices are effectively determined on the two major metals exchanges -- the New York Commodity Exchange (COMEX) and the London Metal Exchange. The prices on these exchanges reflect the worldwide balance of copper demand and supply and various U.S. and international macroeconomic and political conditions. Prices are also sometimes influenced significantly by numerous other factors, including speculative actions, the availability and cost of substitute materials, and currency exchange fluctuations. The copper market is volatile and cyclical, as illustrated by the following chart showing the high, low and average COMEX spot price per pound of copper cathode for the years indicated:

YEAR                                                         HIGH      LOW     AVERAGE
----                                                         -----    -----    -------
1991.......................................................  $1.20    $0.96     $1.05
1992.......................................................   1.16     0.93      1.03
1993.......................................................   1.07     0.72      0.85
1994.......................................................   1.40     0.78      1.07
1995.......................................................   1.46     1.21      1.35
1996.......................................................   1.31     0.86      1.06
1997.......................................................   1.23     0.76      1.04
1998.......................................................   0.86     0.64      0.75
1999.......................................................   0.85     0.61      0.72
2000.......................................................   0.93     0.74      0.84
2001 (through May 24)......................................   0.87     0.75      0.80

On May 24, 2001, the closing spot price of copper cathode on the COMEX was $0.79 per pound.

     Any material change in the price we receive for copper, or in our unit production costs, has a significant effect on our results. Our share of current annual production is approximately 2.3 billion pounds of copper. Accordingly, each 1 cent per pound change in the average annual copper price, or in average annual unit production costs, causes a variation in annual operating income before taxes of approximately $23 million. Consequently, a sustained and uninterrupted period of unusually low copper prices could reduce our ability to pay principal and interest on our debt, including the notes, or meet our other obligations.

     While we have from time to time in the past entered into limited hedging arrangements to reduce a portion of our exposure to the volatility of commodity market prices, we may not continue to be able to do so effectively in the future. In addition, depending upon the specific arrangements, market conditions and other factors, these hedging activities could reduce the earnings or cash flow that we otherwise would realize or could result in losses. We did not have any outstanding copper price protection contracts on May 24, 2001.

     Molybdenum, like copper, is characterized by volatile and cyclical prices. Prices are influenced by production costs of U.S. and foreign competitors, worldwide economic conditions, world supply/demand balances, inventory levels, the U.S. dollar exchange rate and other factors. Molybdenum consumption depends heavily on worldwide demand from the specialty steel industry and, to a lesser extent, on chemical applications. A substantial portion of world molybdenum production is a by-product of copper mining, which is relatively insensitive to molybdenum price levels. Due to declining consumption following a brief period of rising prices in the first half of 2000, prices reversed direction and weakened throughout the second half of the year. Platts Metals Week dealer oxide prices averaged $2.56 per pound for 2000, in contrast to 1999 and 1998 average prices of $2.66 per pound and $3.42 per pound, respectively. We received an average realized price of $3.99 per pound for molybdenum products in 2000, reflecting the broad mix of upgraded molybdenum products as well as molybdic oxide. Platts Metals Week dealer oxide prices averaged $2.25 per pound in the first quarter of 2001.

INCREASED ENERGY COSTS COULD REDUCE OUR PROFITABILITY.

     Energy, including electricity, diesel fuel and natural gas, represents a significant portion of the production costs for our operations. The principal sources of energy for our mining operations are purchased petroleum products, natural gas and electricity, and waste heat generated in the smelting processes. Our wire and cable and specialty chemicals operations generally use purchased electricity and natural gas as their principal sources of energy. In addition, the price of residual oil feedstock is a significant factor in the cost of our specialty chemicals products because the carbon black we produce is made primarily from heavy residual oil.

     The current power supply/demand imbalance in California and higher diesel fuel and natural gas prices have resulted in significantly higher costs at our Arizona and New Mexico mining operations. To reduce electricity-related costs, we have announced the construction of additional co-generation capacity at our Chino operation, an additional firm power contract, and production curtailments at a number of our mining operations in the Southwest U.S. for 2001. The continuation of high energy costs, further increases in energy costs and any resulting production cutbacks could significantly reduce our revenue and operating income in the future.

ENVIRONMENTAL AND REGULATORY COMPLIANCE MAY IMPOSE SUBSTANTIAL COSTS ON US.

     Our mining operations and exploration activities and other operations, both inside and outside the U.S., are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Compliance with these laws and regulations imposes substantial costs and subjects the company to significant potential liabilities.

     Our operations in the U.S. are subject to stringent federal, state and local laws and regulations relating to improving or maintaining environmental quality. The federal Clean Air Act has had a significant impact, particularly on our smelters and power plants. The amended federal Bureau of Land Management regulations governing mined land reclamation for mining on federal lands will likely increase our regulatory obligations and compliance costs over time with respect to mine closure reclamation. We are also subject to state laws and regulations that establish requirements for mined land reclamation and financial assurance.

     Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago. We have been advised that we or our subsidiaries may be liable under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar state laws and regulations for costs of responding to environmental conditions at a number of sites that have been or are being investigated by the EPA or other agencies. Among these sites, the Pinal Creek site in Miami, Arizona and the former American Zinc and Chemical site in Langeloth, Pennsylvania are currently considered to be the most significant.

     Costs associated with environmental and regulatory compliance, remediation and reclamation have increased over time, and we expect these costs to continue to rise in the future. In addition, the costs of environmental obligations may exceed the reserves we have established for such liabilities.

THE BUSINESS OF MINING IS SUBJECT TO MANY RISKS.

     The business of mining is subject to a number of risks and hazards, including:

     - unanticipated ground and water conditions and adverse claims to water rights;

     - geological problems;

     - metallurgical and other processing problems;

     - the occurrence of unusual weather or operating conditions and other force majeure events;

     - lower than expected ore grades;

     - accidents;

     - delays in the receipt of or failure to receive necessary government permits;

     - delays in transportation;

     - labor relations;

     - unavailability of materials and equipment; and

     - the failure of equipment or processes to operate in accordance with specifications or expectations.

     The risks associated with mining described above could cause personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Some of these risks also impact our non-mining operations. Although we maintain and intend to continue to maintain property and liability insurance, some risks cannot be insured, and our insurance contains exclusions and limitations on coverage and may be unavailable in some circumstances.

OUR OPERATIONS OUTSIDE THE U.S. ARE SUBJECT TO THE RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES.

     In 2000, our international operations provided 10 percent and 29 percent of Phelps Dodge Mining's sales and operating income, respectively, and 63 percent and 48 percent of Phelps Dodge Industries' sales and operating income, respectively. These non-U.S. activities are conducted in Canada, Latin America, Europe, Asia and Africa, and are subject to certain political and economic risks, including:

     - political instability and civil strife;

     - changes in foreign laws and regulations, including those relating to the environment, labor and tax;

     - foreign currency fluctuations;

     - expropriation or nationalization of property;

     - exchange controls; and

     - import, export and trade regulations.

ORE RESERVE LEVELS ARE SUBJECT TO UNCERTAINTY.

     There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserve data incorporated by reference in this prospectus supplement and the accompanying prospectus are in large part only estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated. Declines in the market price of a particular metal also may render the exploitation of reserves containing relatively lower grades of mineralization uneconomical. If the price we realized for a particular commodity were to decline substantially below the price at which ore reserves were calculated for a sustained period of time, we could experience reductions in reserves and asset write-downs. Under some such circumstances, we may discontinue the development of a project or mining at one or more properties. Further, changes in operating and capital costs and other factors, including but not limited to short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may reduce reserves.

                            PHELPS DODGE CORPORATION

     We are the world's second largest producer of copper. We are also the world's largest producer of molybdenum and continuous-cast copper rod, and are ranked among the world's largest producers of carbon black and magnet wire. We were incorporated under the laws of New York in 1885. On October 16, 1999, we acquired Cyprus Amax Minerals Company thereby enhancing our copper assets with significant operations in the U.S. and South America.

     Phelps Dodge consists of two divisions: (i) Phelps Dodge Mining Company and
(ii) Phelps Dodge Industries.

          (i) Phelps Dodge Mining Company is a business segment that includes our worldwide copper operations from mining through rod production, marketing and sales; molybdenum operations from mining through manufacturing, marketing and sales; other mining operations and investments; and worldwide mineral exploration and development programs.

          (ii) Phelps Dodge Industries includes our specialty chemicals segment and our wire and cable segment.

     The following discussion is based on the description of our business and properties included in our Annual Report on Form 10-K for the year ended December 31, 2000, and more extensive information concerning us is contained in such report. See "Incorporation by Reference" in the accompanying Prospectus.

PHELPS DODGE MINING COMPANY

     Phelps Dodge Mining Company is our international business segment comprised of a group of companies involved in vertically integrated copper operations including mining, concentrating, electrowinning, smelting and refining, rod production, marketing and sales, and related activities. Copper is sold primarily to others as rod, cathode or concentrates, and as rod to our wire and cable segment. In addition, Phelps Dodge Mining Company at times smelts and refines copper and produces copper rod for customers on a toll basis. It is also an integrated producer of molybdenum, with mining, roasting and processing facilities producing molybdenum concentrate as well as metallurgical and chemical products. In addition, it produces gold, silver, molybdenum, copper sulfate, rhenium and copper chemicals as by-products, and sulfuric acid from its air quality control facilities. This business segment also includes worldwide mineral exploration and development programs.

     We produce copper concentrate from open-pit mines and concentrators located in Bagdad and Green Valley, Arizona; Santa Rita, New Mexico; and near Copiapo, Chile. We produce electrowon copper cathode at solution extraction/electrowinning (SX/EW) operations in Morenci, Miami, Bagdad and Green Valley, Arizona; Santa Rita and Tyrone, New Mexico; near Arequipa, Peru; and near Calama, Chile.

     In 2000, Phelps Dodge Mining Company produced 1,200,300 tons of copper in concentrate and electrowon form for our account from worldwide mining operations, and an additional 258,700 tons of such copper for the accounts of our minority interest joint-venture partners. Production of copper for our own account from our U.S. operations constituted approximately 60 percent of the copper mined in the U.S. in 2000. Much of our U.S. cathode copper production, together with additional copper purchased from others, is used to produce continuous-cast copper rod, the basic feed for the electrical wire and cable industry.

     We are the world's leading producer of copper using the SX/EW process. In 2000, we produced a total of 806,300 tons of cathode copper at our SX/EW facilities, compared with 511,500 tons in 1999 and 430,800 tons in 1998. SX/EW is a cost-effective process of extracting copper from certain types of ores. SX/EW is a major factor in our continuing efforts to maintain internationally competitive costs. Our total annual capacity of electrowon copper cathode production is currently 410,000 tons at Morenci, 248,000 tons at El Abra (Chile), 75,000 tons at Santa Rita, 75,000 tons at Tyrone, 105,000 tons at Miami, 75,000 tons at Cerro Verde (Peru), 16,000 tons at Bagdad and 35,000 tons at Sierrita (Green Valley).

     We own and operate a copper smelter in Miami, Arizona, and, through Chino Mines Company, operate the Chino smelter in Hurley, New Mexico. We own a two-thirds interest in Chino Mines Company. We smelt virtually all of our share of our U.S. copper concentrate production and occasionally some concentrate production from Candelaria.

     We refine our share of anode copper production from our smelters at our refineries in El Paso, Texas, and Miami, Arizona. Our Miami refinery has an annual production capacity of about 200,000 tons of copper cathode, and the El Paso refinery has an annual production capacity of about 450,000 tons of copper cathode.

     We are the world's largest producer of continuous-cast copper rod, the basic feed for the electrical wire and cable industry. Most of our refined copper, and additional purchased copper, is converted into rod at our continuous-cast copper rod facilities in El Paso, Texas; Norwich, Connecticut; Miami, Arizona; and Chicago, Illinois. Our four plants have a collective annual capacity to convert more than 1.1 million tons of refined copper into rod and other refined copper products.

     We own the underground Henderson molybdenum mine near Empire, Colorado. This operation consists of an underground block-caving mine where molybdenite ore is mined and transported to a conventional sulfide mill. The concentrator is capable of operating at a rate of 32,000 tons of ore per day, producing molybdenum disulfide concentrate containing up to 58 percent molybdenum. Most of the concentrate is shipped to our Fort Madison roasting and chemical processing facility in Iowa where a number of different products are made for final sale to customers. A portion of Henderson's production is sold to customers as molybdenum disulfide.

     Molybdenum concentrate also is produced as a by-product at several of our U.S. copper operations. The concentrate is roasted to produce molybdenum oxide at one of our three roasting operations, and various molybdenum metallurgical and chemical products are produced at our four conversion facilities.

PHELPS DODGE INDUSTRIES

     Phelps Dodge Industries is our manufacturing division comprised of two business segments that produce engineered products principally for the global energy, telecommunications, transportation and specialty chemicals sectors. Its operations are characterized by products with significant market share, internationally competitive costs and quality, and specialized engineering capabilities. The two segments are specialty chemicals and wire and cable.

  SPECIALTY CHEMICALS SEGMENT

     Columbian Chemicals, headquartered in Marietta, Georgia, is an international producer and marketer of carbon blacks. At Columbian Chemicals, we produce a full range of rubber and industrial carbon blacks in 12 plants worldwide, with approximately 40 percent of our production in North America and the remaining 60 percent at facilities in Europe, Asia and Latin America. Our rubber carbon blacks improve the tread wear and durability of tires and extend the service life of many rubber products such as belts and hoses. Our industrial carbon blacks are used in such diverse applications as pigmentation of coatings, inks and plastics; ultraviolet stabilization of plastics; and conductive insulation for wire and cable.

  WIRE AND CABLE SEGMENT

     The wire and cable segment, headquartered in Coral Gables, Florida, consists of three worldwide product line businesses and a shared support services operation. The three product line businesses are magnet wire, energy and telecommunications cables, and specialty conductors.

     Magnet wire, the insulated conductor used in most electrical motors, is manufactured at three plants in the United States, as well as at facilities in Austria, Mexico and Zambia. Energy and telecommunication cables for international markets are manufactured in factories located in twelve countries. In Brazil and Venezuela, we wholly own companies with production facilities. Additionally, we have majority interests in companies with production facilities in five other countries -- Chile, Costa Rica,

Honduras, Thailand and Zambia. We also have minority interests in companies located in Hong Kong, China, Thailand and the Philippines, accounted for on the equity basis, and in companies located in Greece and India, accounted for on the cost basis. We manufacture specialty conductors at four plants in the United States, and market these products to the aerospace, automotive, biomedical, computer and consumer electronics markets. The principal products are highly engineered conductors of copper and copper alloy wire electroplated with silver, tin or nickel for sophisticated, specialty product niches.

                              RECENT DEVELOPMENTS

     On May 14, 2001, Standard & Poor's lowered its commercial paper rating on Phelps Dodge Corporation to A-3 from A-2 and revised its outlook to negative from stable. On May 17, 2001, Moody's changed its outlook on Phelps Dodge Corporation to negative from stable. Our access to the commercial paper market will be limited as a result of Standard & Poor's action. Consequently, prior to the closing of the sale of the notes, we anticipate refinancing outstanding commercial paper that becomes due with drawdowns from our $1 billion revolving credit facility. In addition, as a result of the Standard & Poor's and Moody's actions, we may have to pay higher interest rates on future borrowings, including any refinancings of outstanding borrowings under the revolving credit facility.

     On May 3, 2001, we announced the termination of the sale process for our specialty chemical and wire and cable businesses. We had announced our intention to explore strategic alternatives for, including the possible sale of, these businesses on December 8, 2000. Our board of directors terminated the sale process for both Columbian Chemicals and PD Wire & Cable after extensive discussions with interested parties, when it became clear that the current economic environment would not deliver transactions that offer an appropriate value to our shareholders.

     On May 3, 2001, we also announced a reduction in the quarterly dividend on our common shares for the second quarter of 2001 by 37.5 cents to 12.5 cents per share. This reduction was based on a number of factors, including general economic conditions. The dividend reduction will result in net cash savings of approximately $120 million annually.

     On April 24, 2001, we announced a plan to improve operating income by $30 million in 2001, $100 million in 2002, and $150 million annually beginning in 2003. We will seek to achieve these goals primarily through a restructuring of our professional, administrative and operations support functions.

                                USE OF PROCEEDS

     We intend to use the net proceeds of this offering for the repayment of outstanding commercial paper issued for general corporate purposes ($495 million principal amount outstanding, with a weighted average maturity of approximately 43 days and a weighted average interest rate of 4.81% per annum as of the close of business on May 24, 2001), outstanding borrowings under our revolving credit facility ($275 million principal amount outstanding, with a maturity of May 10, 2005 and a weighted average interest rate of 4.57% per annum as of the close of business on May 24, 2001) and current maturities of certain outstanding long-term debt ($91 million principal amount outstanding, with a maturity of June 13, 2001 and an interest rate of 9.875% per annum). We intend to use the remaining proceeds to repurchase or redeem additional current maturities of outstanding long-term debt. Pending such application, the proceeds will be invested temporarily in short-term marketable securities.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and total capitalization at March 31, 2001, and as adjusted to give effect to the sale of the notes (without giving effect to the underwriting discount and the payment of expenses) and the repayment of outstanding commercial paper and borrowings under our revolving credit facility. No other change in our consolidated capitalization since March 31, 2001 is reflected in the table, including additional borrowings since March 31, 2001. The financial data at March 31, 2001 in the following table are derived from our unaudited financial statements at and for the quarter ended March 31, 2001. The following data is qualified in its entirety by our financial statements and other information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference.

                                                                  MARCH 31, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                               (DOLLARS IN MILLIONS)
Short-term debt:
  Short-term debt...........................................  $  690.2     $   34.0
  Current portion of long-term debt.........................     306.8        215.8*
                                                              --------     --------
     Total..................................................     997.0        249.8
                                                              --------     --------
Long-term debt:
  Notes and debentures (other than the notes)...............   1,853.2      1,853.2
  Notes due 2011 offered hereby.............................        --        625.0
  Notes due 2031 offered hereby.............................        --        275.0
                                                              --------     --------
     Total long-term debt...................................   1,853.2      2,753.2
Minority interest in consolidated subsidiaries..............      67.2         67.2
Common shareholders' equity.................................   3,033.9      3,033.9
                                                              --------     --------
     Total long-term debt, minority interest in consolidated
      subsidiaries, and common shareholders' equity.........   4,954.3      5,854.3
                                                              --------     --------
          Total Capitalization..............................  $5,951.3     $6,104.1
                                                              ========     ========

---------------

*We intend to use the net proceeds of this offering to repay outstanding commercial paper, outstanding borrowings under the revolving credit facility and long-term debt maturing in June 2001. We intend to use the remaining proceeds to repurchase or redeem additional current maturities of outstanding long-term debt. Such additional repurchases or redemptions are not reflected in this table.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                           THREE MONTHS
                                              ENDED
                                            MARCH 31,              YEAR ENDED DECEMBER 31,
                                           ------------    ---------------------------------------
                                             2001(B)       2000    1999(C)    1998    1997    1996
                                           ------------    ----    -------    ----    ----    ----
Ratio of Earnings to Fixed Charges(a)....       --         1.3        --      4.4     8.2     10.5

---------------
(a) For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before taxes, minority interests and equity in net earnings (losses) of affiliated companies and cumulative effect of accounting changes. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense that we believe to be representative of interest.

(b) Fixed charges exceeded earnings for the three-month period ended March 31, 2001. As a result, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $13.4 million to achieve a coverage of 1:1.

(c) Due to the loss recorded in 1999, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $419.3 million to achieve a coverage of 1:1 in 1999.

                         SELECTED FINANCIAL INFORMATION

     With the exception of data as to copper prices listed below, the following financial information for each of the five years in the period ended December 31, 2000 has been derived from our consolidated financial statements, audited by PricewaterhouseCoopers LLP, independent accountants, previously filed with the Securities and Exchange Commission. The summary financial information in the table below as of and for the three months ended March 31, 2000 and 2001, is unaudited and should be read in conjunction with our consolidated financial statements and related notes, which are incorporated by reference. See "Incorporation by Reference" in the accompanying Prospectus.

                                            THREE MONTHS
                                                ENDED                                       ENDED
                                              MARCH 31,                                 DECEMBER 31,
                                         -------------------                         -------------------
                                         2001(a)    2000(b)    2000(b)      YEAR                1997(e)    1996(f)
                                         --------   --------   --------   1999(c)    1998(d)    --------   --------
                                                                          --------   --------
                                                            (DOLLARS IN MILLIONS, EXCEPT FOR PER
                                                                  POUND FOR COPPER PRICE)
STATEMENT OF OPERATIONS DATA:
Sales and other operating revenues.....  $1,100.7   $1,119.7   $4,525.1   $3,114.4   $3,063.4   $3,914.3   $3,786.6
Operating income (loss)................      34.4       79.8      237.0     (315.6)     422.7      611.0      712.9
Net income (loss)......................      14.2       19.4       29.0     (257.8)     190.9      408.5      461.8
BALANCE SHEET DATA (AT PERIOD END):
Current assets.........................  $1,611.2   $1,631.4   $1,507.6   $1,693.4   $  980.0   $1,051.1   $1,421.5
Total assets...........................   7,907.6    8,127.0    7,830.8    8,229.0    5,036.5    4,965.2    4,816.4
Total debt.............................   2,850.2    2,664.0    2,687.7    2,755.0    1,021.0    1,003.3      659.3
Long-term debt.........................   1,853.2    2,173.9    1,963.0    2,172.5      836.4      857.1      554.6
Shareholders' equity...................   3,033.9    3,260.1    3,105.0    3,276.8    2,587.4    2,510.4    2,755.9
OTHER DATA:
Net cash provided by (used in)
  operating activities.................  $   (9.9)  $  124.3   $  511.2   $  204.5   $  378.4   $  764.6   $  837.5
Capital expenditures and investments...     123.5       69.7      422.3      240.4      668.3      789.2      560.4
Depreciation, depletion and
  amortization.........................     116.5      119.4      464.2      329.1      293.3      283.7      249.5
Common dividends declared..............      39.4       39.4      157.5      124.3      117.3      122.7      128.6
DIVISION RESULTS:
Phelps Dodge Mining Company operating
  income (loss)(g).....................  $   (5.1)  $   68.3   $  243.3   $ (301.0)  $  110.3   $  459.2   $  528.7
Phelps Dodge Industries operating
  income(g)............................      26.7       26.9       70.3       49.7      353.6      207.8      227.9
COPPER:
Copper production (own production --
  thousand tons)(h)....................     294.2      304.4    1,200.3      890.1      874.0      812.1      770.4
Copper sales (own
  production -- thousand tons)(h)......     289.7      315.4    1,200.6      884.2      876.3      812.8      771.6
COMEX copper price (per pound)(i)......  $   0.82   $   0.82   $   0.84   $   0.72   $   0.75   $   1.04   $   1.06
Commercially recoverable copper
  reserves (million tons)(j)...........        --         --       24.1       24.4       14.5       13.7       12.1

NOTES:

(a) For the three months ended March 31, 2001:

     - NON-RECURRING ITEMS

          In the first quarter of 2001, we recognized a non-recurring net gain of $28.9 million ($28.9 million, or 37 cents per share, after taxes). The non-recurring net gain consisted of $30.9 million (pre-tax and after-tax) in insurance recoveries associated with settlements reached with several insurance companies on historic environmental liability claims and a cumulative loss of $2.0 million (pre-tax and after-tax) from the adoption of Statement of Financial Accounting Standard (SFAS) No. 133.

     - PROVISIONS FOR TAXES ON INCOME

          The effective tax rate on our earnings before non-recurring items was 73 percent in the 2001 first quarter. That rate is based on our full-year earnings forecast reflecting a COMEX copper price of 85 cents per pound and a blend of our worldwide tax rates. It exceeds an expected tax rate of 37 percent due to certain operations generating losses that do not currently result in the recognition of any tax benefit while other operations are generating taxable income.

     - ADOPTION OF ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS NO. 133)

          We do not purchase, hold or sell derivative contracts unless we have an existing asset or obligation, or anticipate a future activity that is likely to occur and will result in exposing us to market risk. We use various strategies to manage our market risk, including the use of derivative contracts to limit, offset or reduce our market exposure. Derivative instruments are used to manage well-defined commodity price, foreign exchange and interest rate risks from our primary business activities. The fair values of our derivative instruments are based on quoted market prices for similar instruments and on market closing prices at period end.

          Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which incorporates the amendments contained in SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of Statement 133. The Statement, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. For all non-hedging derivatives, the changes in the fair value of the derivative attributable to the hedged risk are recognized in earnings.

          The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction to income of $2.0 million ($2.0 million after-tax) and a cumulative pre-tax reduction to OCI of $7.1 million ($7.1 million after-tax). The reduction to income was attributable to a loss relating to the fair value of certain of our copper price protection arrangements, which were previously designated as hedges of fair value exposure that did not qualify as hedging instruments under the new standard. The reduction to OCI was primarily attributable to unrealized losses on interest rate swap contracts. The net derivative losses included in OCI as of January 1, 2001 will be recognized in earnings as the associated hedge risk is realized.

          For further discussion, refer to our consolidated financial statements and notes thereto included in our Form 10-Q for the period ended March 31, 2001 and in our Form 10-K for the year ended December 31, 2000.

(b) For the three month period ended March 31, 2000, a non-recurring, pre-tax charge of $2.1 million ($1.3 million, or 1 cent per share, after taxes) was recognized by Phelps Dodge Industries in conjunction with the June 30, 1999 restructuring plan. The components of the restructuring plan related to employee severance and disposal and dismantling.

          For the year ended December 31, 2000, reported amounts include after-tax, non recurring provisions of $56.4 million or 72 cents per common share for the 1999 and 2000 restructuring plans, offset by an income tax refund and related interest of $10.1 million or 13 cents per common share and an insurance settlement refund of $3.0 million or 4 cents per common share relating to a former Cyprus Amax Minerals Company coal property.

(c) For the year ended December 31, 1999, reported amounts include after-tax, non-recurring provisions of $222.5 million or $3.61 per common share for asset impairments, $17.8 million or 29 cents per common share reflecting provisions for environmental costs, $65.7 million or $1.07 per common share for costs associated with a restructuring plan announced on June 30, 1999, and $3.5 million or 6 cents per common share for the cumulative effect of an accounting change, partially offset by a non-recurring gain of $30.0 million or 49 cents per common share for an adjustment of prior year's taxes. We acquired Cyprus Amax on October 16, 1999.

(d) For the year ended December 31, 1998, reported amounts include an after-tax gain of $131.1 million or $2.24 per common share from the disposition of Accuride Corporation, an after-tax loss of $26.4 million or 45 cents per common share from the sale of our 44.6 percent interest in a South African mining company and a non-recurring, after-tax provision of $5.6 million or 10 cents per common share for curtailments and indefinite closures primarily at Phelps Dodge Mining Company.

(e) For the year ended December 31, 1997, reported amounts include non-recurring charges of $31.6 million after taxes or 51 cents per common share reflecting provisions for environmental costs, an early retirement program and asset dispositions.

(f) For the year ended December 31, 1996, reported amounts include interest charges of $5.9 million and reclamation reserves of $10 million for the court-ordered rescission of a 1986 sale of property in Maspeth, New York, by us to the United States Postal Service. The after-tax effect was $10.7 million or 16 cents per common share.

(g) 1996 and 1997 have been presented to conform with SFAS No. 131.

(h) Copper production and sales include those of Cyprus Amax since October 16, 1999, the effective date of acquisition.

(i) New York Commodity Exchange annual average spot price per pound -- cathodes.

(j) We calculate commercially recoverable copper reserves annually rather than quarterly.

                            RECENT FINANCIAL RESULTS

     We had a consolidated loss in the first quarter of 2001 of $14.7 million, or 19 cents per common share, before a non-recurring net gain of $28.9 million ($28.9 million, or 37 cents per share, after taxes). The non-recurring net gain consisted of $30.9 million in insurance recoveries and a cumulative loss of $2.0 million from the adoption of Statement of Financial Accounting Standard No. 133. By comparison, earnings for the first quarter of 2000 were $20.7 million, or 26 cents per share, before pre-tax, non-recurring charges of $2.1 million ($1.3 million, or 1 cent per share, after taxes). After non-recurring charges and cumulative effect of accounting changes, net income for the first quarter of 2001 was $14.2 million, or 18 cents per share, compared with net income of $19.4 million, or 25 cents per share, for the first quarter of 2000.

     Phelps Dodge Mining Company reported sales and other operating revenues to unaffiliated customers of $726.5 million in the first quarter of 2001, compared with sales of $753.4 million in the first quarter of 2000, a decrease of $26.9 million, or 4 percent. This variance primarily reflected lower U.S. copper, gold, silver and molybdenum sales volumes of approximately $69 million, partially offset by higher international sales volumes of approximately $44 million. The COMEX spot price per pound of copper cathode, upon which we primarily base our selling price, averaged 82 cents in the first quarter of 2001, unchanged from the first quarter of 2000.

     The Phelps Dodge Mining Company share of mine production from its worldwide operations was 294,200 tons of copper in the first quarter of 2001, compared with production of 304,400 tons in the first quarter of 2000. The division's copper sales from mine production were 289,700 tons in the first quarter of 2001, compared with 315,400 tons in the first quarter of 2000. The decrease in copper production reflected the impact of the transition to total mine-for-leach production at Morenci, and the decrease in sales related to lower production in the first quarter of 2001 and higher sales in the first quarter of 2000 as excess inventories stemming from the acquisition of Cyprus Amax were liquidated.

     Phelps Dodge Mining Company reported an operating loss of $5.1 million in the first quarter of 2001, compared with operating earnings of $68.3 million in the corresponding 2000 period. This decrease primarily reflected higher copper production costs (approximately $54 million), lower sales volumes of Phelps Dodge-mined copper (approximately $7 million) and slightly lower realized selling prices (approximately $7 million). The cost increases primarily resulted from higher energy costs of approximately $39 million, anticipated temporary effects of lower production and higher costs associated with transitioning to total mine-for-leach production at Morenci of approximately $3 million and higher depreciation of approximately $3 million. In the first quarter of 2001, copper unit production costs were adversely impacted by the effects of abnormally high spot prices for energy.

     Phelps Dodge Industries reported 2001 first quarter operating income of $26.7 million. Operating income in the 2000 first quarter was $29.0 million, before non-recurring, pre-tax charges of $2.1 million for costs associated with the restructuring plan initiated in 1999.

     During the 2001 first quarter, our working capital balances (excluding cash and cash equivalents and debt) increased $97.7 million. This increase resulted primarily from (i) an $80.6 million increase in accounts receivable primarily due to the recognition of insurance recoveries associated with historic environmental liability claims ($39.3 million), a large cash sale ($25.0 million) at year-end 2000 and a $14.6 million increase due to tax benefits recognized on first quarter losses that will likely be reversed in subsequent periods; (ii) a $23.0 million increase in inventories and supplies due to a temporary increase of $13.3 million in copper inventories at U.S. mining properties (including a temporary increase during the conversion of Morenci to mine-for-leach processing), and an increase of $9.7 million at Phelps Dodge Industries primarily associated with higher inventory levels to support increased business activity; and (iii) a $26.4 million increase in accounts payable and accrued expenses primarily due to a $33.9 million increase in interest payable associated with debt for which semi-annual payments are made in the second and fourth quarters.

     Our total debt at March 31, 2001 was $2,850.2 million, compared with $2,687.7 million at December 31, 2000. Our ratio of debt to total capitalization was 47.9 percent at March 31, 2001, compared with 45.7 percent at December 31, 2000. The increase principally represented $188.3 million in additional short-term borrowings under our commercial paper program.

     Capital expenditures and investments during the first quarter of 2001 were $63.9 million for Phelps Dodge Mining, $53.2 million for Phelps Dodge Industries (including $44.8 million for the contractually obligated acquisition of the remaining 40 percent minority share of our wire and cable manufacturing operation in Brazil) and $6.4 million for corporate and other. Capital expenditures and investments in the corresponding 2000 period were $44.9 million for Phelps Dodge Mining, $11.6 million for Phelps Dodge Industries and $13.2 million for corporate and other. We expect capital expenditures and investments for the year 2001 to be approximately $265 million for Phelps Dodge Mining, approximately $100 million for Phelps Dodge Industries, and approximately $35 million for corporate and other. These capital expenditures and investments are expected to be funded primarily from operating cash flows and cash reserves.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes offered by this prospectus supplement supplements the description of the general terms and provisions of the notes set forth in "Description of the Debt Securities" in the accompanying prospectus (the notes are referred to in that prospectus as the "debt securities"). You should carefully read the entire prospectus and prospectus supplement to understand fully the terms of the notes. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth in the accompanying prospectus.

     The notes are a separate series of senior debt securities and will be issued under an indenture, dated as of September 22, 1997, between Phelps Dodge Corporation and First Union National Bank, as successor trustee, referred to as the indenture. The notes will be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000.

     We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. Any such additional notes issued could be considered part of the same series of notes under the indenture as the notes.

     The notes due 2011 offered hereby will be limited to $625,000,000 aggregate principal amount and will mature on June 1, 2011. Each note due 2011 will bear interest at the rate of 8 3/4% per annum. The notes due 2031 offered hereby will be limited to $275,000,000 aggregate principal amount and will mature on June 1, 2031. Each note due 2031 will bear interest at the rate of 9 1/2% per annum. The notes due 2011 and notes due 2031 will bear interest from May 30, 2001 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on June 1 and December 1 of each year, beginning on December 1, 2001. Interest shall be paid to the person in whose name such note is registered at the close of business on the May 15 or November 15, as the case may be, preceding such interest payment date. Interest will be computed on the basis of a 360-day year, consisting of twelve 30-day months.

     If either a date for payment of principal or interest on the notes or the maturity date of the notes falls on a day that is not a business day, the related payment of principal or interest will be made on the next succeeding business day as if made on the date the payment was due. No interest will accrue on any amounts payable for the period from and after the date for payment of principal or interest on the notes or the maturity date of the notes. For these purposes, "business day" means any which is a day on which commercial banks settle payments and are open for general business in New York City.

OPTIONAL REDEMPTION

     We may redeem the notes at any time in accordance with the redemption provisions described under "Description of the Debt Securities -- Redemption of Debt Securities" in the accompanying prospectus. The redemption price will equal any accrued and unpaid interest plus the greater of:

     - 100% of the principal amount of the notes to be redeemed, and

     - a "make whole" amount, which will be calculated as described below.

     The "make whole" amount will equal the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date, on a semiannual basis, at the Treasury Yield, plus, in the case of the notes due 2011, 45 basis points and, in the case of the notes due 2031, 50 basis points.

     "Remaining Scheduled Payments" means the remaining scheduled payments of the principal and interest that would be due after the redemption date of a note if such note were not redeemed. However, if the redemption date is not a scheduled interest payment date, the amount of the next succeeding scheduled interest payment on such note will be reduced by the amount of interest accrued on such note to such redemption date.

     "Treasury Yield" means, with respect to any redemption date, the annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Independent Investment Banker" means an independent investment banking institution of international standing appointed by us.

     "Reference Treasury Dealer" means any primary U.S. Government securities dealer in New York City selected by the Independent Investment Banker after consultation with us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

DEFEASANCE

     The notes are subject to general defeasance or covenant defeasance, at any time, at our option, in accordance with the provisions contained in Sections 4.3, 4.4 and 4.5 of the indenture, provided that we satisfy the stated conditions. Among other conditions, we must deposit with the trustee as trust funds the entire amount sufficient to pay all notes at maturity and deliver to the trustee an opinion of counsel that holders of the notes shall be subject only to the same Federal income tax that they would have incurred had we not elected to make the defeasance and an officer's certificate that we have fulfilled each of the conditions precedent to the defeasance.

BOOK-ENTRY SYSTEM

     The information set out below in connection with The Depositary Trust Company ("DTC"), the Euroclear System ("Euroclear") or Clearstream Banking S.A. ("Clearstream" and together with DTC and Euroclear, the "clearing systems") is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information in this section concerning the clearing systems has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy of the information. Investors wishing to use the facilities of any of the clearing systems are advised to confirm the applicability of the rules, regulations and procedures of the relevant clearing system. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of interests in the notes held through the facilities of, any clearing system or for maintaining, supervising of reviewing any records relating to such beneficial ownership interests.

     The notes will be represented by one or more global notes registered in the name of Cede & Co., as a nominee of DTC. See "Description of the Debt
Securities -- Global Securities" in the accompanying Prospectus. Except as described in the accompanying Prospectus, notes in definitive form will not be issued.

     The clearing systems have advised us as follows:

     DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal

Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC holds securities that its participants ("Direct DTC Participants") deposit with DTC. DTC also facilitates the settlement among Direct DTC Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct DTC Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct DTC Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct DTC Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct DTC Participant either directly or indirectly ("Indirect DTC Participants"). The rules applicable to DTC and its Direct and Indirect DTC Participants are on file with the Securities and Exchange Commission.

     Purchases of notes under the DTC system must be made by or through Direct DTC Participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect DTC Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect DTC Participants through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect DTC Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by Direct DTC Participants with DTC are registered in the name of DTC's nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the Direct DTC participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect DTC Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct DTC Participants, by Direct DTC Participants to Indirect DTC Participants, and by Direct DTC Participants and Indirect DTC Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct DTC Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct DTC Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Payment of interest and principal on the notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct DTC Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us on the date payable in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC or us subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct DTC Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect DTC Participants.

     CLEARSTREAM. Clearstream is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for Clearstream Participants (as defined below) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters ("Clearstream Participants"). Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

     EUROCLEAR. Euroclear was created in 1968 to hold securities for Euroclear Participants (as defined below) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear Bank S.A./N.V. (the "Euroclear Operator"), a bank incorporated under the laws of the Kingdom of Belgium and licensed by the Belgian Banking and Finance Commission, assumed the operating and banking functions of Euroclear as of January 1, 2001. All operations of Euroclear are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. The Euroclear Operator establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include central banks, commercial banks, securities brokers and dealers and other professional financial intermediaries ("Euroclear Participants"). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear and applicable Belgian law (collectively, the "Euroclear terms and conditions"). The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear terms and conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the notes will be made by us in immediately available funds. The notes will trade in DTC's settlement system until maturity.

     Investors may elect to hold interests in the notes through DTC, Clearstream or Euroclear if they are participants of such clearing systems, or indirectly through organizations which are participants in such clearing systems. Clearstream and Euroclear will hold interests on behalf of their participants through accounts they hold indirectly on the books of DTC.

                                  UNDERWRITING

     Salomon Smith Barney Inc. is acting as sole bookrunning manager of the offering and is acting as representative of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name:

                                                    PRINCIPAL AMOUNT            PRINCIPAL AMOUNT
UNDERWRITER                                     OF 8 3/4% NOTES DUE 2011    OF 9 1/2% NOTES DUE 2031
-----------                                     ------------------------    ------------------------
Salomon Smith Barney Inc......................        $406,250,000                $178,750,000
Tokyo-Mitsubishi International plc............          93,750,000                  41,250,000
Banc of America Securities LLC................          46,875,000                  20,625,000
Mizuho International plc......................          46,875,000                  20,625,000
First Union Securities, Inc...................          31,250,000                  13,750,000
                                                      ------------                ------------
          Total...............................        $625,000,000                $275,000,000
                                                      ============                ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% of the principal amount of the notes, in the case of the notes due 2011, and 0.50% of the principal amount of the notes, in the case of the notes due 2031. In both cases, the underwriters may allow and dealers may reallow a concession not to exceed 0.25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representative may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                        PAID BY
                                                                PHELPS DODGE CORPORATION
                                                                ------------------------
Per note due 2011...........................................             0.650%
Per note due 2031...........................................             0.875%

     We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the underwriters that they presently intend to make a market in the notes. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities by the underwriters may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $535,000.

     The underwriters have performed investment and commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may from time to time engage in transactions with and perform services for us and our subsidiaries and affiliates in the ordinary course of their businesses.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the notes offered will be passed upon for Phelps Dodge by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022 and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $900,000,000

                              [PHELPS DODGE LOGO]

                   $625,000,000 8 3/4% SENIOR NOTES DUE 2011
                   $275,000,000 9 1/2% SENIOR NOTES DUE 2031

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                  MAY 24, 2001

                                  ------------
                           Sole Book-Running Manager

                              SALOMON SMITH BARNEY

                                  ------------
                       TOKYO-MITSUBISHI INTERNATIONAL PLC
                         BANC OF AMERICA SECURITIES LLC
                            MIZUHO INTERNATIONAL PLC
                          FIRST UNION SECURITIES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------